UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hive Companies, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 3, 2017

Physical address of issuer
6310 Tompkins Way, Culver City, CA 90232, USA

Website of issuer
https://www.hive.org

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Unites of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
March 9, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
13

	Most recent fiscal year-end 2018	**Prior fiscal year-end 2017**
Total Assets	$152,444	$42,568
Cash & Cash Equivalents	$146,985	$13,773
Accounts Receivable	$0	$0
Short-term Debt	$44,516	$216,295
Long-term Debt	$1,825,843	$1,455,837
Revenues/Sales	$2,038,139	$1,630,783
Cost of Goods Sold	$930,600	$1,174,046
Taxes Paid	$0.00	$0.00
Net Income	$(203,578)	$(1,223,918)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

/s/ Ryan Allis

7A6BAA604CFA438...

(Signature)

Ryan Allis

(Name)

Chief Executive Officer

(Title)

12/06/2019

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

/s/ Ryan Allis

7A6BAA604CFA438...

(Signature)

Ryan Allis

(Name)

Chief Executive Officer, Director

(Title)

12/06/2019

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

SUMMARY 9

    The Business 9

    The Offering 9

RISK FACTORS 10

    Risks Related to the Company's Business and Industry 10

    Risks Related to the Securities 16

BUSINESS 19

    Description of the Business 19

    Business Plan 19

    The Company's Products and/or Services 19

    Product / Service 19

    Description 19

    Current Market 19

    Competition 19

    Customer Base 19

    Intellectual Property 20

    Litigation 20

USE OF PROCEEDS 20

DIRECTORS, OFFICERS, AND MANAGERS 21

CAPITALIZATION AND OWNERSHIP 22

    Capitalization 22

    Ownership 23

    Operations 23

    Liquidity and Capital Resources 23

    Capital Expenditures and Other Obligations 24

    Material Changes and Other Information 24

    Trends and Uncertainties 24

THE OFFERING AND THE SECURITIES 26

    The Offering 26

    The Securities 28

    Voting and Control 30

    Anti-Dilution Rights 30

    Restrictions on Transfer 30

    Other Material Terms 31

TAX MATTERS 31

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 31

December 6, 2019

Hive Companies, Inc.



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Hive Companies, Inc. ("**Hive**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 9, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar

expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.hive.org .

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/hive

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should

assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Hive Companies, Inc. is a Delaware corporation, incorporated on February 3, 2017.

The Company is located at 6310 Tompkins Way, Culver City, CA 90232, US .

The Company's website is https://www.hive.org .

The Company conducts business in fifty (50) states in the United States, plus one hundred and thirty (130) other countries around the world.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/hive and is attached as **Exhibit C** to the Form C of which this Offering Memorandum forms a part.

The Offering

Target Amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	$25,000.00
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if Target Amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	$1,070,000.00
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	1,070,000*
Purchase price per Security	$1.00

Minimum investment amount per investor	$100.00+
Offering deadline	March 9, 2020
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 30.

*The quantity of Crowd SAFES represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFES issued and outstanding, proportionally.
+ The Company reserves the right to waive the minimum investment amount per investor.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We depend on attracting, integrating, managing, and retaining qualified consultants and senior leaders.

Our success depends upon our ability to attract, develop, manage and retain quality consultants and leaders with the skills and experience necessary to fulfill our clients' needs and achieve our operational and financial goals. If we cannot attract, hire, develop and retain qualified consultants, our business, financial condition and results of operations may suffer. Failure to successfully integrate leaders, entrepreneurs and consultants could affect our profitability by causing operating inefficiencies that could increase operating expenses and reduce operating income. There is also a risk that unanticipated turnover in senior leadership coupled with an inadequate succession plan stalls company activity, interrupts strategic vision or lowers productive output which may adversely impact our financial condition and results of operations.

Our success depends on our ability to maintain our professional reputation and brand name.

We depend on our overall professional reputation and brand name recognition to secure new engagements and attract new members. Our success also depends on the individual reputations of our members too. We obtain many of our new engagements from existing members or from referrals by those clients. A member who is dissatisfied with our work can adversely affect our ability to secure new engagements. If any factor, including poor performance, hurts our reputation we may experience difficulties in competing successfully for both new engagements and qualified consultants. Failure to maintain our professional reputation and brand name could seriously harm our business, financial condition and results of operations.

We rely heavily on information management systems.

Our success depends upon our ability to store, retrieve, process and manage substantial amounts of information. To achieve our goals, we must continue to improve and upgrade our information management systems. We may be unable to license, design and implement, in a cost-effective and timely manner, improved information systems that allow us to compete effectively. In addition, business process reengineering efforts may result in a change in software platforms and programs. Such efforts may result in an acceleration of depreciation expense over the shortened expected remaining life of the software and present transitional problems. Problems or issues with our proprietary search system or other factors may result in interruptions or loss in our information processing capabilities which may cause our business, financial condition and results of operations to suffer.

If our members' profiles are out-of-date, inaccurate or lack the information that users and customers want to see, we may not be able to realize the full potential of our network, which could adversely impact our business.

If our members do not update their information or provide accurate and complete information when they join Hive, or do not establish sufficient connections, the value of our network may be negatively impacted because our value proposition as a professional/entrepreneurial network and as a source of accurate and comprehensive data will be weakened. If we fail to successfully motivate our members to do so, our business and operating results could be adversely affected.

We collect, process, store, share, disclose and use personal information and other data, which subjects us to governmental regulations and other legal obligations related to privacy and security, and our actual or perceived failure to comply with such obligations could harm our business.

We collect, process, store, share, disclose and use information from and about our members, and users, including personal information and other data, and we enable our members to passively and proactively share their personal information with each other. There are numerous laws around the world regarding privacy and security, including laws regarding the collection, processing, storage, sharing, disclosure, use

11

and security of personal information and other data from and about our members and users. The scope of these laws is changing, subject to differing interpretations, may be costly to comply with, and may be inconsistent among countries and jurisdictions or conflict with other rules.

We strive to comply with applicable laws, policies, and legal obligations and certain applicable industry codes of conduct relating to privacy and data protection and are subject to the terms of our privacy policies and privacy-related obligations to third parties. However, these obligations may be interpreted and applied in new ways and/or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Data privacy and security are active areas and new laws and regulations are likely to be enacted.

Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to members, customers or other third parties, our data disclosure and consent obligations, or our privacy or security-related legal obligations, or any compromise of security that results in the unauthorized disclosure, transfer or use of personal or other information, which may include personally identifiable information or other member data, may result in governmental enforcement actions, litigation or public statements critical of us by consumer advocacy groups or others and could cause our members and customers to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties we work with violate applicable laws, our policies or other privacy or security-related obligations, such violations may also put our members' information at risk and could in turn have an adverse effect on our business. Governmental agencies may also request or take member or customer data for national security or informational purposes, and also can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.

If we are unable to effectively operate on mobile devices, our business could be adversely affected.
The number of people who access online services through mobile devices, such as smart phones, handheld tablets and mobile telephones, as opposed to personal computers, has increased dramatically in the past few years and is projected to continue to increase. If the mobile solutions we have developed do not meet the needs of prospective members, current members or customers, they may not sign up or reduce their usage of our platform and our business could suffer. Additionally, we are dependent on the interoperability of Hive with popular mobile operating systems, networks and standards that we do not control, such as Android and iOS operating systems, and any changes in such systems and terms of service that degrade our solutions' functionality, give preferential treatment to competitive products or prevent our ability to promote advertising could adversely affect traffic and monetization on mobile devices. We may not be successful in maintaining and developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards. Each manufacturer or distributor may establish unique technical standards for its devices, and our products and services may not work, or be easily accessible or viewable on these devices as a result. Some manufacturers may also elect not to include our products on their devices, or we may have difficulty preparing or loading our applications in app stores. As new devices and platforms are continually being released, it is difficult to predict the challenges we may encounter in developing versions of our solutions for use on these alternative devices, and we are devoting significant resources to the support and maintenance of such devices.

Our business depends on continued and unimpeded access to the Internet and mobile networks by us and our members on personal computers and mobile devices. If government regulations relating to the Internet or mobile networks or other areas of our business change, if Internet access providers are able to block, degrade, or charge for access to certain of our products and services, or if third parties disrupt access to the Internet, we could incur additional expenses and the loss of members and customers.
Our products and services depend on the ability of our members and customers to access our online services through their personal computers and mobile devices. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, and government-owned service providers, any of whom could take actions that degrade, disrupt, or increase the cost of user access to our products or solutions, which would, in turn, negatively impact our business. In addition, Internet or

network access could be disrupted by other third parties. Further, the adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet and mobile networks, including laws limiting Internet neutrality, could decrease the demand for our subscription service or the usage of our services and increase our cost of doing business and ultimately cause the Purchaser to incur significant loss.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on Ryan Allis. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our multinational operations may be adversely affected by social, political, regulatory, legal and economic risks.

We generate substantial revenue outside the United States. We offer our services to a network of customers in one hundred and thirty (130) countries around the world. Our ability to effectively serve our clients is dependent upon our ability to ensure, among other things, compliance with applicable laws, rules and regulations, and instill our core values in all of our personnel. In addition, we conduct business in countries where the legal systems, local laws and trade practices are unsettled and evolving. Commercial laws in these countries are sometimes vague, arbitrary and inconsistently applied. Under these circumstances, it is difficult for us to determine at all times the exact requirements of such local laws. If we fail to comply with local laws, our business, financial condition and results of operations could suffer. In addition, the global nature of our operations poses challenges to our management, and financial and accounting systems. Failure to meet these challenges could seriously harm our business, financial condition and results of operations.

A significant currency fluctuation between the U.S. dollar and other currencies could adversely impact our operating income.

With our operations in all over the world, we conduct business using various currencies. Our profitability may be impacted by the translation of foreign currency financial statements into U.S. dollars. Significant long-term fluctuations in relative currency values, in particular an increase in the value of the U.S. dollar against foreign currencies, could have an adverse effect on our profitability and financial condition.

Unfavorable tax law changes and tax authority rulings may adversely affect results.

We are subject to income taxes in the United States and in various foreign jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings among countries with differing statutory tax rates, or changes in the valuation allowance of deferred tax assets or tax laws. The amount of income taxes and other taxes are subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts recorded, future financial results may include unfavorable tax adjustments.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Logistical failure to effectively organize and host an in-person event in the future may substantially impact memberships.
The Company creates several chapters in different cities, appoints Hive ambassadors and also hosts dinners and gatherings for its members. To host these events, the Company uses high-quality hotels, retreat centers or conference centers near international airports. Logistical failure, including, among other things, the

inability to reserve these centers, cancellations by members, can result in the insufficient attendance of these events and can therefore have a negative impact on Hive's reputation and future memberships.

Risks Related to the Offering

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the 1933 Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. Proposed investors may not have the opportunity, as part of their investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that a proposed Investor's desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that an Investor's investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While an Investor has the right to cancel its investment in the event the Company extends the Offering Deadline, if an Investor chooses to reconfirm its investment, the Investor's investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to the Investor without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to the Investor.

The Company may also end the Offering early.
If the Offering reaches its Target Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investors 5 business days prior to the end of the Offering. This means a proposed Investor's failure to participate in the Offering in a timely manner may prevent such proposed Investor from being able to participate. It also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

16

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, THE COMPANY IS SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

BUSINESS

Description of the Business
Hive is a global membership community of entrepreneurs, innovators, and investors who support each other on building companies and creating a better world (in various fields ranging from healthcare to real estate to software). Members pay five hundred dollars ($500) per year to be a part of the general Hive community and ten thousand dollars ($10,000) per year to be part of the Hive Entrepreneur Community. Hive also owns and operates Hive Digital, which offers digital marketing services to its member companies and other companies making a positive impact in society.

Business Plan
1. Host events that connect, educate, and inspire purpose-driven entrepreneurs, innovators, and investors;
2. Build a global membership community of 1 million entrepreneurs creating a better world;
3. Create and roll out products and services Hive members are asking for that serve our network of entrepreneurs and our member companies, including potential future offerings in fields like digital marketing, strategy consulting, investment capital, wealth advisory services, media and publishing, coworking spaces, and co-living spaces; and
4. Partner with real estate developers to create Hive co-living and co-working spaces in major global cities for our members' families to live and work within.

The Company's Products and/or Services

Product / Service	Description	Current Market
Hive Entrepreneur Network (HEN)	Global community for entrepreneurs with over $1 million in sales.	Members are CEOs and founders of companies with 1 million dollars ($1,000,000) to one hundred million dollars ($100,000,000) in annual sales or capital raised. Members are building companies in fields like renewable energy, oncology, co-living, software-as-a-service, robotics, AI, organic foods, wellness, blockchain, IoT, sustainable fashion, real estate, synthetic biology, digital marketing, conscious media, eco-manufacturing, and impact investing.
Hive Global Entrepreneur Community (GEC)	Global community for all entrepreneurs.	A global membership community of three thousand two hundred (3,200) entrepreneurs and leaders in one hundred and thirty (130) countries.
Hive Digital	A digital marketing agency that services our network of purpose-driven companies.	Hive offers its digital marketing services to Hive member companies.

Competition
Competitors are Vistage Worldwide, Inc., Young Presidents' Organization, Entrepreneurs' Organization, Summit Series, LLC, Young Entrepreneur Council. The difference is that Hive focuses on serving entrepreneurs building companies that are making a positive difference in society.

Customer Base
We grow our membership base of entrepreneurs through word-of-mouth, digital advertising, and research-based outreach.

Supply Chain
Our membership product is made up of two components:

1. In-person events
2. Digital social network

We have no essential suppliers. For the in-person events we can use any high-quality hotel, retreat center, or conference center that is near an international airport. For the digital social network, we use a videoconferencing tool, a mobile chat tool, and a member directory tool with many options in the market. Our digital marketing services have no essential suppliers as we perform the services with our own staff.

Intellectual Property
None.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not currently engaged in and is unaware of any threatened litigation.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised*	Amount if Maximum Raised*
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Estimated Attorney Fees	20.00%	$5,000	0.47%	$5,000
Estimated Accountant/Auditor Fees	20.00%	$5,000	0.47%	$5,000
General Marketing	10.00%	$2,500	15.06%	$161,200
Research and Development	10.00%	$2,500	18.00%	$192,600
Debt Service	20.00%	$5,000	15.00%	$160,500
General Working Capital	14.00%	$3,500	45.00%	$481,500
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

*The amounts are rounded to the nearest decimal and are approximations.

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ryan Allis	Chief Executive Officer, Director	Hive Companies, Inc. (Dec. 2013 – Present). Leading the Company, owning profit and loss, and managing the Company's team.	University of North Carolina, (Chapel Hill), Major: Economics Completed 3 years. Harvard Business School, MBA, 2016

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 13 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding/Face Value	3,428,935
Voting Rights	One vote per share or No vote*
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

*Out of the total, only 3,000,000 shares that are owned by Hive Ventures, LLC have voting rights. The rest of the shares (429,935) are owned by seed investors and have no voting rights.

The Company has the following debt outstanding:

Type of debt	Convertible Revolving Credit Note
Amount outstanding	$400,000
Interest Rate and Amortization Schedule	4%
Other Material Terms	N/A
Maturity Date	October 16, 2022

Type of debt	Convertible Note
Amount outstanding	$20,000
Interest Rate and Amortization Schedule	6%
Other Material Terms	Valuation cap is $10,000,000.00
Maturity Date	May 24, 2021

Type of debt	Loan
Amount outstanding	$2,314,220
Interest Rate and Amortization Schedule	1.97%
Description of Collateral	N/A
Maturity Date	January 1, 2026

Type of debt	Six-month term loan
Amount outstanding	$44,621.78
Interest Rate and Amortization Schedule	0.95% per month
Description of Collateral	N/A
Maturity Date	March 13, 2020

Ownership

A majority of the Company is owned by Hive Ventures, LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Hive Ventures, LLC	Common Stock	87.49%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Hive Companies, Inc. (the "**Company**") was incorporated on February 3, 2017 under the laws of the State of Delaware, and is headquartered in Culver City, California. The Company is a global membership community of entrepreneurs, innovators, and investors who support each other on building companies and creating a better world (in various fields ranging from healthcare to real estate to software). Members pay five hundred dollars ($500) per year to be a part of the general Hive community and ten thousand dollars ($10,000) per year to be part of the Hive Entrepreneur Community. Hive also owns and operates Hive Digital, which offers digital marketing services to its member companies and other companies making a positive impact in society.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of November 30, 2019, the Company has one hundred sixty thousand four hundred fifty-nine dollars ($160,459) in cash and cash equivalents. As of the most recent fiscal year-end (Dec 31, 2018) the Company had one hundred forty-six thousand nine hundred eighty-five dollars ($146,985) in cash and cash equivalents.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. We plan to use proceeds for general working capital, marketing expenses, research and development, professional fees, debt service, and toward investing in growing the Hive Entrepreneur Network (www.hen.org), increasing the Hive membership base (www.hive.org), and expanding the Hive Digital marketing agency that serves companies making a positive impact in the world (www.hivedigital.com).

The Company currently was profitable in Q3 of 2019. On a monthly and quarterly basis, the Company is bringing in more revenues than expenses at this time.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information
There are two classes of common shares, Class V (with voting rights) ("**Class V**") and Class N (without voting rights) ("**Class N**"). Until now, only Hive Ventures, LLC owns Class V shares.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible note	$50,000	1	General Working Capital	3/13/2017	Reg D 506(b)
Convertible note	$10,000	1	General Working Capital	3/14/2017	Reg D 506(b)
Convertible note	$15,000	1	General Working Capital	3/14/2017	Reg D 506(b)
Convertible note	$10,000	1	General Working Capital	3/15/2017	Reg D 506(b)
Convertible note	$11,667	1	General Working Capital	3/15/2017	Reg D 506(b)
Convertible note	$5,000	1	General Working Capital	3/16/2017	Reg D 506(b)

Convertible note	$100,000	1	General Working Capital	3/17//2017	Reg D 506(b)
Convertible note	$150,000	1	General Working Capital	3/17/2017	Reg D 506(b)
Convertible note	$10,000	1	General Working Capital	3/20/2017	Reg D 506(b)
Convertible note	$250,000	1	General Working Capital	3/21/2017	Reg D 506(b)
Convertible note	$20,000	1	General Working Capital	3/21/2017	Reg D 506(b)
Convertible note	$10,000	1	General Working Capital	3/22/2017	Reg D 506(b)
Convertible note	$15,000	1	General Working Capital	3/22/2017	Reg D 506(b)
Convertible note	$25,000	1	General Working Capital	3/24/2017	Reg D 506(b)
Convertible note	$10,000	1	General Working Capital	3/28/2017	Reg D 506(b)
Convertible note	$22,000	1	General Working Capital	3/29/2017	Reg D 506(b)
Convertible note	$25,000	1	General Working Capital	3/30/2017	Reg D 506(b)
Convertible note	$20,000	1	General Working Capital	3/30/2017	Reg D 506(b)
Convertible note	$250,000	1	General Working Capital	4/3/2017	Reg D 506(b)
Convertible note	$50,000	1	General Working Capital	4/4/2017	Reg D 506(b)

Convertible note	$50,000	1	General Working Capital	4/4/2017	Reg D 506(b)
Convertible note	$50,000	1	General Working Capital	5/17/2017	Reg D 506(b)
Convertible note	$10,000	1	General Working Capital	5/29/2017	Reg D 506(b)
Convertible note	$50,000	1	General Working Capital	5/29/2017	Reg D 506(b)
Convertible note	$10,000	1	General Working Capital	6/7/2017	Reg D 506(b)
Convertible note	$10,000	1	General Working Capital	6/8/2017	Reg D 506(b)
Convertible note	$10,000	1	General Working Capital	8/8/2017	Reg D 506(b)
Convertible note	$5,000	1	General Working Capital	8/15/2017	Reg D 506(b)
Convertible note	$23,000	1	General Working Capital	1/3/2018	Reg D 506(b)
Convertible note	$400,000	1	General Working Capital	10/11/2018	Reg D 506(b)
Convertible note	$20,000	1	General Working Capital	5/24/2019	Reg D 506(b)

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of The Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by March 9, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

In the event two-times the Target Amount is reached prior to March 9, 2020, the Company may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). The Purchasers who committed on or before such notice will have until the 48 hours before the new Offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than 21 days remaining before March 9, 2020.

The Company may only conduct another close before March 9, 2020 if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than 21 days remain before March 9, 2020.

The Company has agreed to return all funds to the Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS

OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of a total of 8,000,000 shares of common stock, each having a par value of $0.0001 per share, out of which (i) 3,000,000 shares will be Class V common stock, and (ii) 5,000,000 shares will be Class N common stock, of which a total of 3,428,935 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap of $10,000,000, the quotient obtained by dividing (x) the Purchase Amount by (y) the lowest price per share of the securities sold in the First Equity Financing, the "**First Equity Financing Price**"); or

(b) if the pre-money valuation of the Company is greater than the Valuation Cap of $10,000,000, the quotient obtained by dividing the Purchase Amount by the SAFE Price, which means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

Fully Diluted Capitalization assumes full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

The price determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: The founder/chief executive officer made a loan to the company to provide operating capital to start up the business and get through the first few years of operations (2014-2019).

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

HIVE COMPANIES, INC.

Reviewed Consolidated Financial Statements For The Years Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hive Companies, Inc.
Culver City, CA

We have reviewed the accompanying financial statements of Hive Companies, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 13, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HIVE COMPANIES, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 146,985	$ 13,773
TOTAL CURRENT ASSETS	146,985	13,773
NON-CURRENT ASSETS		
Related Party Loan	493	-
Fixed Assets	5,360	85,584
Net of Depreciation	(2,182)	(78,415)
Intangible Assets	6,000	31,000
Net of Amortization	(4,211)	(10,374)
Security Deposits	-	1,000
TOTAL NON-CURRENT ASSETS	5,460	28,795
TOTAL ASSETS	152,444	42,568
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	42,559	211,788
Payroll Liabilities	1,958	2,257
Accrued Expenses	-	2,250
TOTAL CURRENT LIABILITIES	44,516	216,295
NON-CURRENT LIABILITIES		
Related Party Notes Payable	1,825,843	1,455,837
Convertible Notes Payable	220,000	-
TOTAL NON-CURRENT LIABILITIES	1,825,843	1,455,837
TOTAL LIABILITIES	1,825,843	1,672,132
SHAREHOLDERS' EQUITY		
Capital Stock (8,000,000 shares authorized; 3,428,945 issued; $.0001 par value)	343	343
Additional Paid in Capital	1,250,858	1,091,115
Retained Earnings (Deficit)	(2,924,599)	(2,721,022)
TOTAL SHAREHOLDERS' EQUITY	(1,673,398)	(1,629,563)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 152,444	$ 42,568

Reviewed- See accompanying notes.

HIVE COMPANIES, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Revenue, Net	$ 2,038,139	$ 1,630,783
Cost of Goods Sold	930,600	1,174,046
Gross Profit	1,107,539	456,737
Operating Expense		
General and Administrative	453,535	448,660
Salaries and Benefits	378,906	650,335
Legal and Professional	312,176	123,569
Advertising	88,150	161,041
Outside Services	47,338	-
Rent	24,430	130,386
Depreciation	-	1,054
Amortization	400	1,617
	1,304,935	1,516,661
Net Income from Operations	(197,396)	(1,059,924)
Other Income (Expense)		
Other Income	5,641	9,666
Interest Expense	(11,449)	(163,955)
State and Local Tax	(374)	(2,040)
Other Expense	-	(7,665)
Net Income	$ (203,578)	$ (1,223,918)

HIVE COMPANIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period		$ (203,578)	$	(1,223,918)
Change in Accounts Payable		(169,229)		(211,788)
Change in Payroll Liabilities		(299)		2,257
Change in Accrued Expenses		(2,250)		2,250
Depreciation		-		1,054
Amortization		400		1,617
Net Cash Flows From Operating Activities		(374,956)		(1,428,528)
Cash Flows From Investing Activities				
Collections (Draws) on Related Party Loan		159,756		-
Disposal (Purchase) of Fixed Assets		80,224		(85,584)
Security Deposits		1,000		(1,000)
Net Cash Flows From Investing Activities		240,980		(86,584)
Cash Flows From Financing Activities				
Increase in Related Party Notes Payable		370,006		1,455,837
Issuance of Convertible Notes		220,000		-
Return of Capital		(507)		-
Prior Period Adjustment		(322,311)		-
Net Cash Flows From Investing Activities		267,188		1,455,837
Cash at Beginning of Period		13,773		73,048
Net Increase (Decrease) In Cash		133,212		(59,275)
Cash at End of Period	$	146,985	$	13,773

Reviewed- See accompanying notes. 3

HIVE COMPANIES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Class V Stock		Additional Paid	Retained Earnings	Total Stockholders'
	Number	Amount	Number	Amount	in Capital		Equity
Balance at December 31, 2016	3,000,000	$ 300	-	$ -	$ -	$ (1,497,104)	$ 300
Issuance of Stock			428,935	43	1,091,115		1,091,158
Net Income						(1,223,918)	(1,223,918)
Balance at December 31, 2017	3,000,000	$ 300		$ 43	$ 1,091,115	$ (2,721,021)	$ (1,629,565)
Issuance of Stock					159,742		159,742
Net Income						(203,578)	(203,578)
Balance at December 31, 2018	3,000,000	$ 300	-	$ 43	$ 1,250,857	$ (2,924,599)	$ (1,673,398)

Reviewed- See accompanying notes.

HIVE COMPANIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (REVIEWED)
DECEMBER 31, 2018 & 2017

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Hive Companies, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and domiciled in California. The Company operates an online platform and provides other services that allow global entrepreneurs to connect with one another to achieve shared social and professional goals.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained considerable net operating losses in 2018 and 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise the funds needed to continue operations by conducting a public crowdfund offering under SEC Regulation CF. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through November 13, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation & Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The financial statements include the consolidated results of Hive Global, Inc. and Hive Digital, Inc., which are subsidiaries of Hive Companies, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of a new enterprise including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, the value of the Company's intellectual property and the useful lives of its fixed assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Equity

The Company's capital stock consists of Class V voting stock and Class N non-voting stock. Both classes of stock are treated as "common stock" by the Company. As of December 31, 2018, the Company had 3,000,000 shares of Class V stock and 428,945 shares of Class N stock outstanding.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets & Intellectual Property

The Company capitalizes assets with an expected useful or legal life of one year or more, and an original purchase price of $1,000 or more. Depreciation and amortization are calculated on a straight-line basis over management's estimate of each asset's useful life.

Prior Period Adjustments

The financial statements include certain adjustments that reflect the sum of accounting adjustments relating to prior periods, generally as the result of consolidation of the financial statements.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Convertible Notes

In 2018, the Company issued a series of Convertible Notes for the purpose of funding continuing operations. The Convertible Notes accrue interest at the rate of 4% per year until October 2020 and 12% thereafter. The Convertible Notes may automatically convert to equity at the option of the lender or subsequent to a financing event with an associated amount raised of $4,000,000 or greater.

HIVE COMPANIES, INC.
NOTES TO FINANCIAL STATEMENTS (REVIEWED) (CONTINUED)
_____

Related Party Notes Payable

In 2018 and prior years, the Company borrowed funds from its founder for the purpose of funding development and continuing operations. The Related Party Loan accrues interest at the rate of 1.97% per year and is payable at a future date to be determined by management.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 13, 2019, the date that the financial statements were available to be issued.

EXHIBIT D
Offering Page found on Intermediary's Portal.

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Hive

The community for entrepreneurs creating a better world

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Summary

- Global membership community for entrepreneurs making a positive impact
- 3,200 paying customers in 130 countries; Over 55,000 applications to join
- Members connect via in-person events, a social network, and mobile app
- $3.5M annual revenue run-rate with over $7M in revenue since inception
- Raised $1.6M so far from prominent investors and 33 angels
- Company is already profitable; raising funds for global expansion
- Founder previously built and sold iContact for $169 million; Harvard MBA

Deal terms

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How it works

Problem

There's no global community for entrepreneurs

Entrepreneurs build companies that create positive change in the world and there are now 190 million entrepreneurs globally. Yet, prior to Hive, there was no global community for entrepreneurs that combined **in-person events** with a **digital social network** for members to build friendships, support each other in business growth and personal growth, and find mentors and investors. This inhibited our ability as entrepreneurs to collaborate, create, and scale good ideas -- and feel a sense of connection that someone else has our back and knows what we're going through.



Documents

This securities offering is filed with the SEC. View the official filing and all updates:

🏛 Form C | SEC.gov

Company documents

Documents provided while completing Hive's Form C will be added here.

Perks

Invest
$500

Receive
- $500
- A one year membership in the Hive community ($500 value)
- Includes access to our digital content, weekly Masterclasses, monthly Masterminds, and discounts on our events

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Solution

Hive: the global community for entrepreneurs

Hive is a global membership community of **3,200 purpose-driven entrepreneurs, social entrepreneurs, and investors** in **130 countries** who are working together on creating a better world and solving humanity's greatest challenges. Hive builds each chapter city-by-city. We host dinners and events in each global node. Members meet in-person our **17 chapter cities** to support each other in their work.

Every August, we host the **Hive Global Summit in Silicon Valley**, our flagship event, to bring community members together from across the globe. Every year we also host Hive Europe, Hive India, and Hive Africa. We've hosted Hive events so far in the USA, Canada, Nigeria, Ghana, Liberia, Egypt, The Gambia, Colombia, India, Pakistan, Germany, Romania, China, and Malaysia. We're building a diverse and global community for purpose-driven entrepreneurs and investors making a positive impact in society.

We also host **digital Masterclasses** and **weekly Zoom calls**. We encourage our members to share knowledge and resources with each other to advance common goals. We build deep bonds and relationships among our members and introduce our members to a network of investors who are looking to fund **mission-driven firms**. We were founded by Millennials and are using technology and in-person events to build lifelong friendships and advance entrepreneurs worldwide. We've **hosted over 100 events in 14 countries** so far and over 55,000 people have applied to become part of the community.


2018 & 2019 HIVE EVENTS
WELCOME TO THE #GLOBALCOMMUNITY
Hive builds communities for inspiring leaders who are focused on changing the world and changing themselves.


Hive Member Benefits
Hive
1 Global Events: Access and discounts to our global events and retreats in the USA, Mexico, Canada, Germany, Romania, India, Pakistan, Nigeria, and Ghana.
2 Chapter Events: City-based chapter gatherings now in 17 global cities
3 Digital Learning: Weekly masterclasses on topics like digital marketing, venture fundraising, finding your purpose, scaling, and wellness, and monthly masterminds
4 Lifelong Connection: A social network and mobile app that connects our members worldwide, with both topical and geographic WhatsApp groups


PURPOSE-DRIVEN ENTREPRENEURS
H
PURPOSE-DRIVEN INVESTORS

Forbes | HUFFPOST | BUSINESS INSIDER

Product

Invest

$1,500

Receive

- $1,500
- All of the above benefits plus a ticket to the Hive Global Summit August 10-13, 2020 in Silicon Valley, California ($1500 value)

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Invest

$10,000

Receive

- $10,000
- All of the above benefits plus a one-year membership in the Hive Entrepreneur Network, our premier community for entrepreneurs and investors who are creating a better world; includes access to our retreats at-cost (a $10,000 value)

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Invest

$25,000

Receive

- $25,000
- All of the previous perks, plus recognition as a partner on our home page and newsletter (a $25,000 value)

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Invest

$50,000

Receive

- $50,000
- All of the above perks plus a lifetime membership in the Hive Community and recognition at the Hive Global Summit 2020

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Product

The social network for entrepreneurs




See Hivers around you and plan Hive meetups whenever you travel
Stay up to date with Hive news in your city and globally
Your global community of entrepreneurs and investors creating a better world
See Detailed Hiver profiles with a directory, needs and gives, and more

Our **digital offerings** include our:

1. Social network that allows members to find each other by keyword, industry, location, or company and access member profiles
2. Our mobile app for iOS and Android that makes it easy for our members to stay in touch
3. Our WhatsApp groups by city and industry -- allowing collaboration among entrepreneurs around the world
4. Our Weekly Zoom Masterclasses on topics related to entrepreneurship, purpose, the future, and wellness.
5. Our Monthly Zoom Masterminds to support our members in solving their biggest personal and business challenges.

Joining Hive is a simple process and can come with multiple benefits and opportunities. Each member must complete our application. Upon acceptance, they gain access to our online network where they can browse local meetups, connect with members in their area and when they travel, and find mentors and investors who support their fields.

We look for entrepreneurs and investors who are actively working on building and supporting companies that are making a positive impact on society.

THE HIVE ENTREPRENEUR NETWORK

We also have a premium community called the **Hive Entrepreneur Network (HEN)**, a community for founders, CEOs, and investors with $1 million or more in annual sales. We host quarterly retreats in rotating locations like Los Angeles, Tulum, and Bali for this community as well as monthly Zoom calls and an ongoing WhatsApp group.


The Hive Entrepreneur Network - Overview
from Hive Entrepreneur Network
Hive
ENTREPRENEUR NETWORK
THE GLOBAL COMMUNITY FOR PURPOSE-DRIVEN ENTREPRENEURS
05:17

HIVE DIGITAL

We are committed to helping our member companies grow through a network of

services that help our member companies make a bigger difference in the world. Since 2017, we have been offering digital marketing services through **Hive Digital** to help our members and for-purpose brands grow their impact. Hive Digital specializes in helping our member companies with digital advertising and search engine optimization. Our plan is to build an ecosystem of offerings that serve companies are working on creating a better world.



Traction

3,200 customers in 130 countries

With over 3.2K customers in 130 countries, Hive is a growing, interconnected network of entrepreneurs, innovators, and investors representing diverse backgrounds and geographies. Applications are carefully vetted and selected; we currently have **over 55K applications to join.**



Over 3,200 entrepreneurs, social entrepreneurs, and innovators from 130 countries have completed our three-day in-person program that onboards new members into our community



Customers

Extraordinary global

entrepreneurs & investors

Hive members are **changing the world**, solving humanity's greatest challenges, building and investing in meaningful companies, and making a difference in their local communities. The Hive community includes **CEOs of $500 million companies**, award-winning social entrepreneurs, venture capitalists, neuroscientists, **Olympic Gold Medalists**, Rwandan genocide-survivors turned inspiring public speakers, technology entrepreneurs, Stanford professors, **HBS professors**, renewable energy investors, World Economic Forum Young Global Leaders, IDEO design thinkers, impact investors, and **Virgin Galactic astronauts**.



"I lead a 4,000 employee company with $75 million in annual sales. During my time within Hive I have grown my annual sales from $40M to $75M. Entrepreneurship can be confusing at times with so many people giving you different ideas. Hive has allowed me to focus on the things that matter the most. The community helped me refine my purpose and company mission, shift my internal culture, and helped me meet CEOs from all over the world. Hive will change your way of thinking and being."

// Toriqul Islam, CEO of AmanTex
Dhaka, Bangladesh



"Hive's mindfulness exercises have been most transformative for me. They really forced me to revisit the flow and energy and that perfection of feeling in the moment that I had in my past career as an Olympic athlete."

- Jessica Steffens, Olympic Gold Medalist



"One of the most scalable ways for us to advance change in the world is to transform the way we lead our organizations, and that, to me, is a profound opportunity, a huge need, and something I'm excited Hive is diving into."

- Ben Rattray, CEO of Change.org



"I joined Hive to learn from other entrepreneurs, to be engaged, and to really listen. It is so incredible to be with people who have similar missions to change the world and who actually have personal reasons why they want to make those changes."

- Clemantine Wamariya, Public Speaker

Hive Success Stories







Business model

A goal of $100M in revenue by 2030

Hive is organized into three business units: the Hive Global Community, the Hive Entrepreneur Network, and Hive Digital.

Hive is a global community of 3,200 entrepreneurs and investors from 130 countries who are working on creating a better world and solving humanity's greatest challenges. Members pay $500 per year.

The Hive Entrepreneur Network (HEN) is a membership community for CEOs and founders who are building purpose-driven companies with $1M+ in annual sales or capital raised. Members pay $10k/year. This is our premium offering for later-stage entrepreneurs.

Hive Digital provides digital marketing services to the companies in our network to help them grow. As the membership community grows, the agency business grows. This is our first "ecosystem business" serving our network of entrepreneurs.

> Investors invest in the parent company, which owns all Hive-affiliated companies. As we grow the Hive ecosystem, investors benefit.

Through our communities (Hive and the Hive Entrepreneur Network), we charge membership fees for individuals to join. Membership starts at $500/year. In particular, we've seen significant growth in the **Hive Entrepreneur Network (HEN)**, which is for entrepreneurs and investors building companies with at least $1M in annual sales or capital raised. HEN memberships start at a rate of $10,000/year.

In addition to our membership networks, **Hive Digital** provides **digital marketing services for purpose-driven companies**. It is wholly-owned by Hive and provides financial stability to the company and our other membership-driven initiatives. For us, step one is to build the membership community and step-two is to build an ecosystem of offerings that **support companies doing good in the world**.

Together, the company is now at a $3.5M annual revenue run rate and sales are **up by 63%** over last year (Q3 2019 vs. Q3 2018). The firm had its first profitable quarter in Q3 2019.





The company is experiencing solid sales growth and is currently at a $3.5M annualized run-rate.

Market

Building a membership community to scale

Through our online network and in-person events, we've demonstrated there is great interest in cultivating purpose-driven community for entrepreneurs and investors around the world. With over 140,000 people on our mailing list and **55K people in our application pipeline**, we've demonstrated that our model works and is positioned to grow.







Competition

The premier entrepreneur community

Unlike other entrepreneur communities, Hive is run by a fast-moving Millennial team with substantial startup and venture fundraising experience and is combining technology (social network/mobile app) with extraordinary in-person events themed on the topics of leadership, purpose, wellness, creativity, the future, and global impact. Hive also focuses on companies that are making a positive impact in society. Hive has hosted over 100 events in 14 countries to date.

Hive members intersect all industries and geographies. Hive maintains a highly competitive application process to ensure participation from top entrepreneurs and purpose-driven investors.



Vision

2030 and beyond

By reaching our funding goal, we plan to **expand our global community** and offer our members more ways to connect, grow their companies, raise mission-aligned capital, and spend time together as we work together on building firms making a positive impact in society. We also have future plans to **build an investment fund** to support our network of entrepreneurs and partner with real estate development firms to **create a network of co-living communities** for our members and their families.

1	Host **transformative events** that connect, educate, and inspire purpose-driven entrepreneurs, innovators, and investors	Started in 2014	Build the Community
2	Build a **global membership community** of 1 million entrepreneurs and investors working together on creating a better world	Started in 2016	
3	Roll out **products and services** Hive members are asking for	Started in 2017	Offer Members What They Need
	Digital Marketing · Co-Living Spaces · Investment Capital · Media & Publishing · Wellness Products · Business Coaching · Co-Working Spaces · Wealth Advisory Services · Legal Services · Strategy Consulting		
4	**Partner with real estate developers** to build Hive co-living and co-working spaces in major global cities for our members' families to live and work within values-centered communities	Starting in 2023	

Future Vision: Hive Living Communities — Hive



Investors

Backed by prominent investors and advisors

So far Hive has raised $1.6 million from prominent investors like Lerer Hippeau, Kilowatt Capital, Evolve Ventures, and 30 other angels.

LERER HIPPEAU

evolve

KILOWATT CAPITAL


Hive Seed Round Investors
Hive
Tom Chi CEO Prototype Thinking
Bo Shen Partner Evolve Foundation
Oleg Gorelik Partner Evolve Foundation
Niraj Mehta Managing Director Kilowatt Capital
Jonathan Teo Fmr. General Partner Binary Capital
Joe Medved Partner Lerer Hippeau
Brad Bao Chairman Lime
Ying Wang Partner Fosun RZ Capital
Tabreez Verjee Managing Director Uprising
Brock Pierce Chairman The Blockchain Foundation
Crystal Rose Partner Unicorn VC
Edgar Seah CEO SEO Africa
Jordan Fried SVP Hedera Hashgraph
Masha Drokova Managing Partner Day One Ventures
Aaron Houghton Co-Founder iContact
Karl Schade Managing Partner Presidio Investors
Erik Severinghaus Vice President DocuSign
Timothy Lipton Managing Partner
Tibor Nagygyorgy CEO BigGeorge Holding
Justin Barr Founder Commerce Machine


Hive Advisors
Hive
Rebecca Henderson University Professor Harvard Business School
Sanjiv Sidhu CEO i2 Technologies
Tom Eisenmann Professor Harvard Business School
Linda Rottenberg Executive Director Endeavor Global
Elizabeth Gore President, Chair Alice
Neil Bagchi Attorney Bagchi Law
Vishen Lakhiani Chief Executive Officer Mindvalley
Steve Dewart Executive Coach Dewart & Associates
Haider Nazar Chief Executive Officer Achievest
Lynne Twist Co-Founder Pachamama Alliance
Daniel Schmachtenberger Co-Founder NeuroHacker Collective
Sheel Tyle Venture Capitalist Amplo

Yvonne Cagle
Astronaut
NASA

Jennifer Russell
CEO
Level 7 Leadership

Amanda Ravenhill
Executive Director
Buckminster Fuller Institute

Hive Deal Highlights

Hive

- Global membership community for **purpose-driven entrepreneurs & investors**;
- **3,200 paying customers** in 130 countries; 9.1/10 feedback score
- Founder is a serial entrepreneur who previously built and exited iContact for **$169 million** and achieved 1100% return for early investors; holds MBA from Harvard
- **$3.5M per year in revenue** with 63% annual growth from Q3 2018 to Q3 2019; long-term plans to scale to 1 million members and build ecosystem of companies serving entrepreneurs
- **Raised $1.6M to date** from strategic investors; backed by Lehrer Hippeau, Evolve Ventures, Kilowatt Partners, and 31 other angels
- **Social network** and mobile app connects member base; hosted over 100 events in 14 countries to date
- **Major social impact** component to the business; invest in a global community of purpose-driven entrepreneurs who are building companies solving humanity's greatest challenges

Founders

Solving a problem that truly matters in the world

Hive CEO Background



Ryan P. Allis
CEO of Hive

Prior to Hive, Ryan was CEO and co-founder of the software company **iContact** and led the company to 300 employees, 70,000 customers, and **$50M in annual sales** and a sale for **$169M** to Vocus (NASDAQ: VOCS). He is a three time INC 500 CEO. Ryan is an Emeritus Member of the **UN Foundation Global Entrepreneur Council** and served as **National Co-Chairperson of Technology for Obama** during the 2012 U.S. Presidential Election. He is a member of the Summit Series, EO, Endeavor, Mindvalley, and Burning Man communities. He is the author of the book, *Zero to One Million*. He studied economics at UNC-Chapel Hill and holds an **MBA from Harvard Business School** where he was Co-President of the HBS Social Enterprise Club.

HARVARD BUSINESS SCHOOL
iContact
UNITED NATIONS FOUNDATION
Inc. 500

Hive Chief Community Officer



Morgan Carson
Chief Community Officer

Morgan Carson was previously the founder, owner, and designer at the fashion label **Rene Ropas**, a Partner at **Goldstein & Associates**, Chief Marketing Officer at **PayWithSushi,** a founder of **HeartFarm**, and Director of Community at **TribeRise**. She has been a **professional artist** for 15 years and creates many of the Hive visual artifacts. She paints to find the harmony between both sound and color. Her art has been shown in San Francisco, Los Angeles, Seattle, and Puerto Rico. She loves travel, dancing, singing, **community building**, and hosting dinners. She is a self-taught polymath in the fields of physics, biology, and economics and is passionate about creating **optimal environments for human potential**. She's worked with over 100 brands including Yelp, Google, Neuro Drinks, Pop Chips, DList, The Mona Foundation, Bandpage and The Leukemia and Lymphoma Society. She now co-leads the Hive community around the world.

Hive Digital CEO Background

Hive



Jeff Staub
CEO of Hive Digital

Jeff Staub is the Chief Executive Officer of **Hive Digital, the digital marketing agency owned by Hive.** He has been actively working in the field of web marketing for twenty years, specializing in marketing strategy, paid search, web analytics, and SEO initiatives. With extensive experience in the online marketing arena prior to Hive, Jeffrey worked as an consultant for various online marketing firms working on projects for large movie companies, music industry leaders, and sports apparel producers. Jeff is a member of several online marketing associations and is a certified Google AdWords professional and Yahoo! Sponsored Ambassador. Jeff's experience spans the full gamut of online marketing tactics from search engine optimization, cost-per-click (CPC) strategies, affiliate marketing, email marketing, and social media marketing. Jeff is passionate about environmental issues and representing companies focused on developing clean energy solutions, protecting wildlife and forests, and manufacturing eco-friendly products. Jeff has a B.A. from Elon University and a B.S. from Colorado State University with a focus on the biological sciences and analysis.

Google AdWords Certified Professional
YAHOO! SEARCH MARKETING AMBASSADOR
Google Analytics CERTIFIED
Hive Digital

WHERE THE IDEA FOR HIVE BEGAN

In the Fall of 2011, our CEO Ryan Allis was the CEO of **iContact,** a 300-employee tech company he had co-founded in 2002. That November, his mom was diagnosed with stage-four brain cancer and was given six months to live. Ryan, 27 at the time, desired **a peer group of entrepreneurs** who were there to support him in this challenging time.

iContact was acquired by publicly traded company a few months later and Ryan enrolled in the MBA program at **Harvard Business School**. His mom Pauline passed away in May 2012.

In September 2014, Ryan's dad passed away suddenly from Leukemia. Having lost both his parents to cancer by age 30, he felt alone in the world and knew he wanted his next company to build something meaningful in the world. He knew first-hand that **loneliness for entrepreneurs was a huge problem**.

Ryan dreamed of **a global community for purpose-driven entrepreneurs and innovators** with extraordinary events that built lifelong friendships, supported by a digital technology platform that would connect entrepreneurs with collaborators, mentors, and investors. He imagined someday building the community to 1 million entrepreneurs, social entrepreneurs, and investors and how that might positively impact the world.

Hive hosted its first event in San Francisco in **January 2014**, gathering 34 entrepreneurs and leaders from 12 countries.

Six years later, Hive is a rapidly growing membership community of entrepreneurs, innovators, and investors making a difference in the world with **over 3,200 alumni in 130 countries**. Hive has since hosted over 100 events in 14 countries -- and is at a **$3.5M in annual revenue run-rate**.

Today, Hive is led by Ryan Allis and Morgan Carson and the Hive Digital subsidiary is led by Jeff Staub. **We invite you to invest** and support this beautiful dream of building the global community for entrepreneurs and investors working together on creating a better world and solving humanity's greatest challenges. Now is a a great time to invest with Hive readying to scale its unique model around the world.

About Hive

Legal Name	Employees	Headquarters
Hive Companies, Inc.	18	
Founded	Website	
Oct 2014	https://www.hive.org	
Form	Social Media	
Delaware Corporation		6310 Tompkins Way , Culver City, CA

Hive Team

Everyone helping build Hive, not limited to employees



Ryan Allis
CEO & Founder

Ryan was previously CEO and co-founder of iContact and led the company to 300 employees, 70,000 customers, $50M in annual sales and a sale for $169M. He is a three-time INC 500 CEO and holds an MBA from Harvard Business School.





Morgan Carson
Chief Community Officer

Morgan is the Chief Community Officer of Hive. She was previously CEO of the fashion label Rene Ropas and was the Director of Community for TribeRise.



Jeff Staub
CEO of Hive Digital



Faith Reed
Event Facilitation



Mike Gavela
Director of Sales



Michelle Tabares
Exec. Assistant



Ryan Rogers
Community Manager











    

Mike Sherbakov	Danielle Blum	Jake Bohall	Dominic Ciampa	Sheffield Pulley
Event Facilitation	CEO of Hive Women	Hive Digital	Business Development	Business Development

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Hive Eastern Europe Leadership Program promises tot build a better future fro...

BR Business Review · Oct 11, 2019

The Hive Eastern Europe Leadership Program has started today at Bucharest with more than 70 participants, from Romania, Turkey, Germany a...

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First edition of Hive Eastern Europe leadership program to take place in Buch...

BR Business Review · Jun 21, 2019

Hive Eastern Europe Chapter and Business Review Magazine are announcing the first edition of the Hive Eastern Europe Leadership Program, ...

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Africa gives Teague a rich experience

CN Commercial News · Jul 16, 2018

DANVILLE - Three trips to Africa in the last 18 months have changed Tricia Teague's life. On a personal level, the trips have given her i...

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Grace Mugabe|Hive|Harvard

Community News Group · Aug 9, 2017

GRACE Mugabe's commitment to improving the financial literacy of migrants and culturally diverse people has taken her to one of the most ...

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Joining a community that is making a difference in the world {My experience a...

Financially Empowered · Aug 1, 2017

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The Hive Conference: Transforming Leadership Through Spirit - BrainHive Busin...

BrainHive Business Planning · Feb 16, 2017

Since I started preparing for the construction of an eco-coworking space at Atitlan in Guatemala, I have made the acquaintance of truly d...

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Hive Global Leaders: The community who is all in, with honor and love, for a ...



There's a real buzz about the HIVE Global Leaders Program

#ShapingtheOdds · Dec 8, 2016



Hive GLP: A Life Changing Experience

M Medium · Oct 25, 2016

Medium · Jan 4, 2017

I had the amazing opportunity to attend Hive Global Leaders Program last december, let me explain you what is Hive. For me, Hive is the c...

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HIVE10 San Francisco, November 2016 Last month I took part in #HIVE10 - the tenth edition of the HIVE Global Leaders Program - in San Fra...

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100 Global Leaders. 35 countries represented. An unforgettable experience. Adapting to a new environment can be quite difficult. Ironical...

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Leadership, che cos'è veramente The Hive (reportage da San Francisco)

Startup Business · Jun 8, 2016

Domanda: è forse possibile riconciliare lo spirito autonomo (ed essenzialmente capitalista) della libera impresa tramite un progetto soci...

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HUFFPOST

Hive Five -- Toward A Better World

HuffPost · Sep 8, 2015

"Imagine you are a soul sitting around a campfire in a cave with five other souls," Ryan Allis, co-founder of Hive, started off saying at...

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The Best Career Advice To Tap Your Creative Potential

FC Fast Company · Feb 6, 2015

Tom Chi is brilliant (he was researching astrophysics at the age of 15), and has worked for many of the world's most innovative companies...

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HIVE GLOBAL LEADERS PROGRAM -DAY 3 (YOUR ORG)

Dorothy Zhuomei Leadership Coaching

This post is a part of a series to document the Hive Global Leaders Program that I went through in San Francisco, March 2014.

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Hive global leaders program - day 1 (Your world)

Dorothy Zhuomei Leadership Coaching

This post is a part of a series to document the Hive Global Leaders Program that I went through in San Francisco, March 2014. The other p...

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The Memo
The Memo
The Memo
The Memo

3 Beginner Tools For Entrepreneurs Who Want A Strong Start

F Forbes

Guest post written by Minda Harts Minda Harts, Founder of The Memo, a career platform for women minorities This article is more than 2 ye...

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Crowd SAFE

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Made in SF/NYC   Privacy   Terms

EXHIBIT E

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Hive Companies, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Hive Companies, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a)   **Equity Financing**.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**"); or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the SAFE Price (either the Conversion Price or the SAFE Price, as applicable, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

 (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

 (ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

 (iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A
LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S
REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS

AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then only such term(s) or provision(s) will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Culver City, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

HIVE COMPANIES, INC.
By:
Name: Ryan Allis
Title: Chief Executive Officer
Address: 6310 Tompkins Way, Culver City, CA, US
Email: ryanallis@hive.org

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated $crowd_safe_date$ between $issuer$, a Hive Companies, Inc. a Delaware corporation (the "*Company*") and $investor_name$ ("*Stockholder"*). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC d/b/a Republic (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    a. With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

    b. The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    a. The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b. The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. **Assignment**.

a. In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b. The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	INTERMEDIARY:
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT F
Video Transcript

Five years ago, we had a dream -- to build the global community for entrepreneurs.

Since then, over 50,000 people have applied to join the Hive community and we've built a diverse global network of over 3,200 purpose-driven entrepreneurs, innovators, and investors.

So far, Hive has hosted more than 100 events in fourteen countries. We grow our membership city-by-city through a network of City Ambassadors. We host weekly Masterclasses and monthly Masterminds on Zoom. Through our WhatsApp groups our members share their wins and challenges. And we have recently launched Hive Europe, Hive Africa, Hive India, and Hive Pakistan.

Our members connect via a social network that makes it easy to find each other by location, industry, or interest area using an online directory, map, live feed, and events listing. Our mobile app makes it easy for our members to find, communicate with, and reach out to other members anywhere they travel.

Members join Hive for help building, growing, and scaling their companies, for help becoming the best versions of themselves, for the extraordinary events and retreats we host, and for a global community that creates lifelong friendships among purpose-driven entrepreneurs and founders.

Every August, we host the Hive Global Summit in Silicon Valley, our annual flagship gathering for entrepreneurs, social entrepreneurs, innovators, and investors from around the world that brings together attendees from over 50 countries. We've built a truly global community for entrepreneurs building companies making a difference in society. We focus on the themes of entrepreneurship, leadership, purpose, wellness, the future, creativity, and global impact.

We believe that business, purpose, and heart can be integrated -- as our members build a new economy based on creating businesses that together create a beautiful world.

What about traction? Hive is already at a $3.5M annual revenue run-rate and has done over $7 million in revenue since inception. Hive has already raised $1.6 million from prominent investors like Lehrer Hippeau, Evolve Ventures, Kilowatt Capital, and 30 other angels.

Our founders are Millennials with substantial startup, community building, event production, digital marketing, and venture fundraising experience. They combine technology and in-person events to better serve the entrepreneur community.

Our CEO and founder Ryan Allis is an experienced serial entrepreneur and previously built iContact to $50 million in annual sales, 300 employees, and a $169 million exit. Let's hear from him...

Ryan speaking: So I was 27 and I was running a 300 employee company in North Carolina called iContact. I got that phone call I never wanted to get. He had something important to tell me and he asked me to sit down. I sat down and he said, "Ryan, your mom's been diagnosed with stage-four brain cancer." I was devastated. I couldn't talk to my employees. I couldn't really talk to my investors. At that point I committed to building a global community of entrepreneurs who were making a positive impact in the world. I never wanted another entrepreneur to be lonely and not know what to do and not have a peer group to support them. And that was the founding of Hive."

Morgan speaking: "When I got introduced to Hive, I knew this was the place to contribute my genius, to create a culture where humanity could thrive by supporting those who were the dreamers, the creators, the entrepreneurs -- the ones who were really taking risks to contribute their purpose to the planet."

Hive is a Benefit Corporation, with strong financials, and major social impact. Hive's goal is to build a global membership community of over 1 million entrepreneurs and investors working together on creating companies making a positive difference in society.

Our long term plans are to build an ecosystem of companies that serve entrepreneurs. We have already created Hive Digital, a digital marketing agency serving companies doing good in the world. Hive also has future plans to build an investment fund to support our entrepreneurs and build a network of co-living spaces for our members and their families.

By investing in Hive, you're making a difference by accelerating a global community of purpose-driven entrepreneurs who are working on creating a better world from the USA to Nigeria to Pakistan and beyond. We'd love to invite you to invest in Hive and support our mission of building the global community for entrepreneurs.

Ryan and Morgan: "We'd love to invite you to invest in Hive."

Thank you so much from the bottom of our hearts. Thank you so much for creating a beautiful world with us.